Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)

Deutsche Börse

August 1, 2011

Excerpts from email from NYSE Euronext Chief

Executive Officer Duncan Niederauer to employees of

NYSE Euronext (August 1, 2011):

To my NYSE Euronext colleagues:

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We continued reaching historic milestones in our proposed merger, and while there is a lot of work ahead, it is worth taking a moment to appreciate the significance of what we have achieved thus far. In a year when other combinations in our industry have faltered, we have been able to succeed where others have not. Our success to date represents a resounding confirmation of the strategic rationale behind this combination. We’re not just merging for the sake of getting bigger; our objective is to create something better – an industry transforming merger that creates a global leader and delivers incredible benefits for our clients and customers.

As you heard in last month’s note, we went directly to the shareholders and explained the long-term value of the business combination. This month, the shareholders of both companies gave us their overwhelming approval. Approximately 70% of NYX shares voted with over 96% of votes cast favoring the deal. More than 82% of DB shares were tendered by July 13th, surpassing the requisite 75% needed to approve our proposed combination, and more shareholders have tendered since then, bringing the total at month end to nearly 90%. I recently read a quote from Jeff Smisek, the CEO of United Airlines, who commented on their merger with Continental Airlines, saying it presents “once-in-a-lifetime opportunities for our company and our people.” I feel the same way about our merger: Our combination with Deutsche Boerse not only represents a once-in-a-lifetime opportunity for our company and our people, but also, broadly speaking, for our industry and financial markets.

For one thing, as Europe looks for more EU-wide solutions, we think our merger is beneficial and timely, creating a true pan-European market, which will play a vital role in helping companies grow and contribute to the stronger integration of Europe’s economy. In its most recent published Outlook for Europe, the IMF suggested that “policies to promote deeper integration of the EU financial system – including cross-border mergers and acquisitions – should be part of the solution” to restoring confidence in the European economy. As we go forward focusing on achieving regulatory approvals and continuing integration planning, we should not lose sight of the fact that we are on the leading edge of creating something that will help shape and improve the future of financial markets. A uniquely exciting opportunity for us to be a part of.

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The next several months promise to be among the most important in our company’s history. The EU regulatory discussion will accelerate as Summer turns to Fall, and several of us will be spending more time in Europe focusing on meeting with the various stakeholders there. Our competitors will continue to launch attacks against the deal, and the media will continue to exaggerate the intrigue. Count on us to stick to the facts, discuss the merits of the merger and to clearly articulate the benefits of our combination for all our customers and stakeholders. Rest assured that I will keep you up to date as the process unfolds, and all that I would ask is that all of you keep doing what you have so successfully done year to date. You should all be proud of the effort you have brought to bear to deliver a solid first half of 2011. Please maintain this focus for the balance of the year.

See you out there!

Duncan

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Boerse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, filed, and the SEC declared effective on May 3, 2011, a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of NYSE Euronext that also constitutes a prospectus for Holding, which was used in connection with NYSE Euronext special meeting of stockholders held on July 7, 2011 and (2) an offering prospectus used in connection with Holding’s offer to acquire Deutsche Boerse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011.

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document, as amended, and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document, as amended, and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Boerse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document, as amended, shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer will not be made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Boerse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Boerse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Boerse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of NYSE Euronext, Deutsche Boerse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.